Aaron Dickinson (Sachs) Sachowitz

Associate Professor of Media Technologies and Culture
Department of Communication
Saint Mary's College of California

EDUCATIONAL AND ACADEMIC PROFESSIONAL HISTORY

Education

May 2009	Ph.D.	Communication Studies	The University of Iowa, Iowa City, Iowa
May 2005	M.A.	Communication Studies	The University of Iowa, Iowa City, Iowa
May 2002	B.A.	Media Studies	Pomona College, Claremont, California

Positions

July 2017-Present	Co-Founder, Secretary	Doselva S.A./PBC Nicaragua/USA
July 2020-Present	Director	Saint Mary's College of California Masters of Arts in Intercultural Communication
July 2018-Present	Director	Saint Mary's College of California January Term Program
July 2015-Present	Associate Professor Media Technologies and Culture	Saint Mary's College of California Department of Communication
July 2017-June 2020	Chair	Saint Mary's College of California Department of Communication
July 2009-June 2015	Assistant Professor Media Technologies and Culture	Saint Mary's College of California Department of Communication

TEACHING

Saint Mary's

Media Technologies and Culture (COMM 125/ Fall 2020, Spring 2010-2016)

Communication and Culture (COMM 310/Fall 2020)

Digital Media Lab (COMM 190-02, .25 credits/Fall 2019 & 2020, Spring 2020)

Senior Capstone (COMM 196/Fall 2014 & 2015, Spring 2016 & 2020)

Life After College (JAN 162 /JanTerm 2020, JAN 160/JanTerm 2021)

Communication Inquiry (COMM 003/Fall 2009-2014, 2017, & 2019, Spring 2010)

Critical Strategies and Great Questions (SEM 01/Spring 2014 & 2018)

India Through the Senses: The Food, Film, Fashion and Music of an Ancient Culture in the Contemporary Era (JAN 185/JanTerm 2018

Communication and Social Justice: Food Justice (COMM 161-01/Spring 2012, 2013, & 2015, Summer 2016)

Media Technologies and Culture (COMM 125/ Spring 2010-2016)

Nicaragua and Costa Rica: Enduring Legacies (JAN 171/JanTerm 2016)

Digital Culture (COMM 163/Fall 2013 & 2015, Summer 2015)

Culture Clash Japan (JAN 171/JanTerm 2015)

The Ethics and Impacts of Climate Change in Nicaragua (JAN 171/JanTerm 2014)

Argument and Advocacy (COMM 10/Fall 2013)

Cash, Crops, and Crossing Borders: Food Justice in Nicaragua (JAN 171/JanTerm 2012)

Seminar: Greek Thought (SEM 20-09/Fall 2011)

Urban Food Justice: Reliving, Rethinking, and Remaking Food in the City (JAN 56/JanTerm 2011)

Special Topics: Gender, Sexuality and Media (COMM 163/Spring 2010)

SCHOLARSHIP

Publications (Peer Reviewed)

"Family Pictures: The Queer Relationalities of Multigenerational Queer Family," Queer Relationalities special issue of *The Journal of Homosexuality*. Forthcoming, 2020.

"Tying Tight or Splitting Up: An Adult's Perspective of His Parent' Same-Sex Relationship Dissolution," In *LGBTQ Divorce and Relationship Dissolution: Psychological and Legal Perspectives and Implications for Practice*. (eds) Abbie E. Goldberg and Adam Romero, Oxford University Press., 2019.

"Histórias de Cacao/Cacao Stories: A Real Food Stories Manifesto." Aaron Dickinson Sachs and John Drew. *Pluralities*, February, 2019.

"A dialogue on hip-hop, social justice and pedagogy," Aaron Dickinson Sachs and Scott Schönfeldt-Aultman. *Pedagogy, Culture & Society*, October 11, 2017.

"Ancient Grains and New Markets: The Selling of Quinoa as Story and Substance," John Drew, Aaron Dickinson Sachs, Cecilia Sueiro Mosquera, and J. R. Stepp. In *Corporate Social Responsibility and Corporate Governance in Ibero-America: Concepts, Perspectives, and Future Trends*. (eds) Lina M. Gómez, Lucely Vargas-Preciado and David Crowther, Emerald Publishing Group. 2017.

"The Question Concerning Technological Humor." *The Craft of Comedy* Theme Week, *In Media Res: A Media Commons Project*. June 7, 2016. Online.

"The Curious Case of Donald Trumps Doctor: Metonymy in the Age of Memetic News." *Donald Trump* Theme Week, *In Media Res: A Media Commons Project*. May 30, 2016. Online.

"Sochi Pop: Getting Lucky with Sex, Force, and Proliferating Signifiers." Recontexualizing Pop Songs Theme Week (Organizer), *In Media Res: A Media Commons Project*. May 5, 2016. Online

"The Medial Metaphor: Hip Hop as Media." *Explorations in Media Ecology* vol. 13, Iss. 2, June 2014.

"Who's Alright?: The Politics of 'Queerspawn' Representation in <u>The Kids Are Alright.</u>" *"Kids" Doing Alright in the Queer Modern Family: Speaking to Our Representations* Theme Week, *In Media Res: A Media Commons Project*. June 18, 2014. Online.

"Marshall McLuhan and Harold Adams Innis Watching Netflix." *Netflix* Theme Week, December 2, 2013. Online.

"The Lonely Island's Laughable Activism: The Visual Argument of 'Spring Break Anthem.'" *Visual Activism* Theme Week, *In Media Res: A Media Commons Project*. September 16-20, 2013. Online.

"Hip-Hopsploitation: Representing 1980s Hip-Hop in <u>Wild Style</u> and <u>Beat Street.</u>" *Hip-Hop Cinema* Theme Week, *In Media Res: A Media Commons Project*. September 3-7, 2012. Online. Featured in "Most Commented Posts of 2012," November 2012.

"A Personal History of Desire in Porn and Hip-Hop." *Liminalities* vol. 7 num. 3, Autumn 2011.

"Father: Not Stated." In *And Baby Makes More: Known Donors, Queer Parents, and Our Unexpected Families*. Ed. C. Brushwood-Rose and S. Goldberg. Toronto: Insomniac Press, 2009.

Publications (Paid)

"Film." In *St. James Encyclopedia of Hip Hop Culture*. Ed. T. Riggs. Farmington Hills, MI: Gale, a Cengage Company, 2018

"Style Wars." In *St. James Encyclopedia of Hip Hop Culture*. Ed. T. Riggs. Farmington Hills, MI: Gale, a Cengage Company, 2018

"Wild Style." In *St. James Encyclopedia of Hip Hop Culture*. Ed. T. Riggs. Farmington Hills, MI: Gale, a Cengage Company, 2018

"Tupac Shakur." In The Encyclopedia of African-American History. Ed. L. Alexander & W. Rucker. ABC-CLIO, 2010.

Conference Presentations (refereed)

"Historias De Cacao/Cacao Stories: A Real Food Stories Digital Narrative Project" Poster presentation with John Drew. Eighth International Conference on Food Studies. Vancouver, Canada, 2018.

"Chocolate Stories: Voices from Nicaragua." Northwest Chocolate Festival. Seattle, 2017.

"*Cacao Stories*: A Food Manifesto." Pluralities Documentary Film Conference, Documentary Film Institute, San Francisco State University, San Francisco, 2017.

"Spirit Rapping: Technology and the Mediation of Death," Media Ecology Association Conference, Saint Mary's College, Moraga, 2017.

"Ethics and Sustainability in Edu-tourism," *Justice, Ethics, and the Environment: Embracing Opportunities aat the Intersection of Communication, Sustainability, and the Environment*. Pre-conference (Organizer and Co-Chair), Annual Convention of the National Communication Association, Las Vegas, 2015.

"Bridging Gaps Between 'Us' and 'Them': Creating 'We' In Service-Learning Through Cultural Diversity." Co presented poster with Tara B. Perry. 17th Annual Continuums of Service Conference, Waikiki, 2014.

"The Medial Metaphor: Hip-Hop as Media." Media Ecology Association Division, Annual Convention of the National Communication Association, Washington D.C., 2013.

"Food Insecurity, Access, and Healthfulness: Helping Disenfranchised Populations Overcome Ongoing and Temporary Food Needs" Co-presented round table with Christina G. Paxman. Experiential Learning Division, Annual Convention of the National Communication Association, Washington D.C., 2013.

"How My Donor-Daughter Got Two Queer Grandmothers and a Grand-Donor-Dad: Or An Exploration of Kinship in Multi-Generational Queer Families." Annual Convention of the National Communication Association, Orlando, 2012.

Giving voice to All that Can Go Wrong with Service-Learning: A Roundtable Discussion to Improve Pedagogy, Panel Presenter. Experiential Learning Division, Annual Convention of the National Communication Association, New Orleans, 2011.

"'I Re-member': Re-presenting Hip Hop and Sexual Violence in New Zealand" Australia and New Zealand Communication Association, Hamilton, New Zealand, 2011.

"Hip-Hop is Articulated: Examining What's At Stake When Hip-Hop Is Defined as Black" Annual Convention of the National Communication Association, Chicago, 2009.

Reclaiming Technodeterminism: Unconventional Approaches for Communication Studies, Panel Respondent and Organizer. Media Ecology Division, Annual Convention of the National Communication Association, San Diego, 2008.

"Black to the Bronx: Reexamining the Origins of Hip-Hop as Black Popular Culture." Annual U.S. Conference of the International Association for the Study of Popular Music, Iowa City, 2008.

"A Box Full of Angels: Communicating in the Electronic Ether." Spiritual Communication Division, Annual Convention of the National Communication Association, Chicago, 2007.

"'Us Girls Can Boogie Too': Representations of Gender in *Beat Street*." Popular Communication Division, 57th Annual Conference of the International Communication Association, San Francisco, 2007.

"'You the Missionary and I'm the Native:' Cinematic Representations of Race and Class in Hip-Hop." 2007 Society for Cinema and Media Studies Annual Conference, Chicago, 2007.

"'Beat Street' Break Down." (Panel Chair) Fourth Annual Meeting of the Cultural Studies Association, Arlington, 2006.

"A Box Full of Angels: A Conversation Between McLuhan and Benjamin in the Afterlife." 6th Annual Craft, Critique, Culture Interdisciplinary Conference, Iowa City, 2006.

"Fragile Masculinity: Performances of Gender and Homophobia in *Matador* and *The Boondock Saints*." Gay/Lesbian/Bisexual/Transgender Communication Studies Division, Annual Convention of the National Communication Association, Chicago, 2004.

"My Father is a Piece of Paper: Constructing Masculine Identity as the Son of Two Lesbians." (Panel Chair) Feminist and Women's Studies Division/Critical and Cultural Studies Division, Annual Convention of the National Communication Association, Chicago, 2004.

Invited Presentations and Lectures

"A First-Year's Guide to Communication in College." Co-facilitator with Makiko Imamura. Part of First Year/First Six program, Saint Mary's College, Sept 19, 2019.

"Symposium on Sustainability in the SMC Curriculum." Co-facilitator and poster presenter. Organized by the Academic Sub-committee of the Campus Sustainability Committee, Saint Mary's College, May 18, 2018.

"Integrating Sustainability into Our Classes." Pedagogy presentation. *SEBA Excellence in Teaching Symposia*, Saint Mary's College, March 13, 2014.

"How to Teach Critical Thinking." Pedagogy presentation. *SEBA Excellence in Teaching Symposia*, Saint Mary's College, October 25, 2013

"Revolutionizing Health as a Social Justice Issue" Presentation with Gillian Cutshaw, Jessica Morello, and Ashton Coelho. *The Crossroads of Social Change*, 2nd Annual Wo/Men's Conference, Saint Mary's College, 2011.

"Box Full of Angels: An Interactive Mediascape." Co-authored with Matt Butler. Scholar-to-Scholar Presentation, Annual Convention of the National Communication Association, San Diego, 2008.

"Culture and Authenticity: Questioning the Consumption of Pop Music." Guest lecturer, Media and Society, Department of Communication Studies, University of Iowa, 2007.

"Queer Sexualities Panel." Participant, Human Sexuality, Department of Counseling, Rehabilitation, and Student Development, University of Iowa, 2006.

"A Gayby Boy: Negotiating Masculinity in a Lesbian Family." Focus on the Gay Family speaker series, Duke University, 2006.

"Black Masculinity and Feminism in Hip-Hop." Guest lecturer, Gender and Media, Department of Mass Communication, University of Iowa, 2005.

CREATIVE WORK

Historias de Cacao/Cacao Stories: A Real Food Project. Multimedia website with videos and stories. Historiasdecacao.com. Presented at Northwest Chocolate Festival and Pluralities. In progress.

"A Box Full of Angels." Co-authored with Matt Butler. Collaborative interactive webspace, accessible via www.aaronsachs.com. Competetively accepted to be presented in FILE Media Art as part of the exhibition FILE 2009-Electronic Lanuage International Festival, Sao Paulo, Brazil, 2009; and exhibited in the Scholar-to Scholar session of the National Communication Association annual conference, San Diego, 2008.

"Performing Comprehension: A Webcast Examination," Internet Performance Piece. University of Iowa, September 28, 2006

"docEdit's Pure Human Titty Milk Products," Multimedia Performance Piece, *Intermedia Wokrshop*, University of Iowa, April 28, 2005.

"Film Dress," Wearable Sculpture (celluloid and scotch-tape). Intermedia Open House, University of Iowa, March 25, 2005.

"She My Black Skin," Performance Piece, *Narrative and Racial Performance*, University of Iowa, December 7, 2004.

"Like in a Fantasy: A Performance of Analysis," Screenplay. *American Visual Culture: Performance Studies*, University of Iowa, 2004.

"Celluloid and Scan Lines," Multimedia Installation (video, html, oil paint, wood, found objects). The PoSA Gallery, Pomona College, April 19-20, 2002.

SERVICE

Saint Mary's

Vice-Chair, Academic Senate, 2020-Present.
(Ex Oficio Chair of Committee on Committees)

Director, Masters of Arts in Intercultural Communication, Department of Communication, 2020-Present.

Director, January Term Program, 2018-Present.
(Ex Oficio member of the Core Curriculum Committee & Habits of Mind Sub-Committee)
Organizer, Roy E. and Patricia Disney Forum Speaker Series. 2017-2018 & 2019-Present
(2020-2021 Theme -Communication, Community, Crisis; 2019-2020 Theme - The Future of Journalism Organizer, 2017-2018 Theme - Undocumented, Illegal, Refugee: The Rhetorics of Immigration and the Border)

Presenter, "Asynchronous Teaching and Learning," Faculty Development, Saint Mary's College of California.

Chair, Department of Communication, 2017-2020 (except during parental leave, Fall 2018).

At-Large Faculty Senator, Academic Senate, 2018-2019 & 2019-2020.

SOLA Representative, Shared Governance Task Force, 2018-2020.

Co-Chair, Professor of Relational Communication and Quantitative Methods Search Committee, 2019-2020.

School of Liberal Arts Representative, Campus Sustainability Committee, 2011-2016 and 2017-2019.

Co-organizer, Master of Arts in Intercultural Communication, 2016-2020.

Summer Transfer Advisor, Communication, 2018, 2019 & 2020.

New Faculty Mentor, Faculty Development, 2017-2018.

Organizer, Digital Literacy Reading Group, 2017-2018.

Chair, Visiting Professor of Quantitative Methods in Communication Search Committee, 2018.

Outside member, Entrepreneurialism Search Committee, SEBA, 2017-2018.

January Term Committee, 2015-2016. 2017-2018.

Member, Senate Course Evaluation Task-Force, 2015-2016.

Co-Chair, Relational Communication Search Committee, 2015-2016.

Co-Chair, Global Communication Search Committee, 2015-2016.

Advisor, First Year Advising Cohort , 2013-2016.

Faculty Participant, Digital Humanities Minor, Keck Foundation Grant Proposal (successfully funded), 2010-2016.

Legacy Garden Board, 2010-2016.

At-Large Pre-Tenured Faculty Senator, Academic Senate, 2014-2015.

Faculty Member, Sustainability Subcommittee, Strategic Plan, 2014-2015.

Faculty Member, Goal 4: Facilities and Footprint, Strategic Plan, 2014-2015.

Academic Senate Representative, Campus Facilities Planning Committee, 2014-2015.

Outside member, Organizational Behavior/Management Search Committee, SEBA, 2014-2015.

Organizer, *Teaching Sustainability Workshop*, Faculty Development and Sustainability Committee, September 20, 2014.

Organizer, *Teachers, Teaching, and the Media Conference 2014*, 2013-2014.

Engaged Teaching Advisory Council, CILSA, 2012-2014.

School of Liberal Arts Representative, Committee on Academic Appeals, 2010-2014.

Co-Leader and Planner, Developing Leaders Retreat, Campus Involvent and Leadership, 2010, 2011, and 2014.

Macken Debate Adjunct Faculty Search Committee, Communication Department, 2013-2014.

Artistic Understanding Core Curriculum Working Group, 2013-2014.

Co-Presenter and Organizer, "Misconceptions of Masculinity: Men of Color in the Media," Intercultural Center, Fall 2013.

Faculty Moodle Advisory Committee, 2011-2013.

Organizer, Communication Department Research Colloquium, 2010-2013.

Community Partner, COLAGE/Human Sexuality (PSYCH 157), Spring 2012.

Seminar Text Selection Reading Group, Spring 2012.

Advisor. GaelVision, Student Video Club. 2010-2011.

Intercultural Communication and Quantitative Methods Faculty Search Committee, Communication Department, 2010-2011.

Summer Orientation Advisor, Saint Mary's. Moraga, 2010 and 2011.

Panelist, "The Palestininian-Israeli Conflict." Panel and Film, Delphine Intercultural Center, 2011.

Co-Leader and Planner, Developing Leaders Retreat, Campus Involvent and Leadership, 2010 and 2011.

Hip-Hop and Social Justice Event Series Committee, Member, 2009-2011.

Panelist, "Redefining Family," National Coming-Out Week Event hosted by the Gay Straight Alliance, 2010.

Faculty Welfare Representative, Campus Facilities Planning Committee, 2009-2010.

Toast Master, "Lavender Grad," Gay Straight Alliance Graduation Celebration, 2010.

MC, "The Bash," Gay-Straight Alliance Cultural Night, 2010.

Panelist, "The Stake of Men," Panel, Women's Resource Center, 2009.

Select External

Peer Reviewer, *The Journal of Communication and Media Studies*, *The New Directions in the Humanities Journal Collection*, and *Pedagogy, Culture, and Society*, 2020.

Advisory Board, COLAGE, , Non-Profit Community Service and Youth Empowerment Movement, San Francisco, CA, 2014-Present.

Chair Emeritus, COLAGE, Non-Profit Community Service and Youth Empowerment Movement, San Francisco, CA, 2012-2014. Previously Vice-Chair, 2009-2010 and Co-Chair 2010-2012. On the board 2008-2014.

"Kids" Doing Alright in the Queer Modern Family: Speaking to Our Representations Theme Week Oganizer, *In Media Res: A Media Commons Project*. June 16-June 20, 2014. Online.

Organizer, *Food Media* Theme Week, *In Media Res: A Media Commons Project*, October 14-18, 2013 and November 25-29, 2013. Online.

Reviewer, *Journal For Popular Music Studies*. Journal of the International Association for the Study of Popular Music, US, 2010.

Panel Chair, "The N-Word." Obscenity: An Interdisciplinary Discussion. The 2007 Obermann Center for Andvanced Studies Humanities Symposium, Iowa City, 2007.

Panel Organizer, "Locating and Negotiating Masculinities: Boys Will Be . . . ?" Feminist and Women's Studies Division/Critical and Cultural Studies Division, Annual Convention of the National Communication Association, Chicago, 2004.

Reviewer, Feminist and Women's Studies Division, National Communication Association Conference, 2004.

PROFESSIONAL DEVELOPMENT

Faculty Tech Camp, Saint Mary's College of California, Summer 2014 and 2020.

Peruvian Food Systems: Balancing Growth and Preservation, CIEE International Faculty Development Seminar, Lima, Peru, June 2015.

Buttimer Institute, Saint Mary's College of California, Summer 2014.

Annual Continuums of Service Conference, Washington Campus Compact, Waikiki, 2014, Portalnd, 2013, and San Diego, 2011.

"Electronic Rubrics: Creating Immediate Connections with Students." Short Course, Annual Conference of the National Communication Association, Washington D.C., 2013.

"Straight Talk with Teaching Communication Research Methods." Short Course, Annual Conference of the National Communication Association, Washington D.C., 2013.

Collegiate Seminar Teaching Formation, Saint Mary's College of California, Fall 2013.

Deliberation and Advocay Workshop, Office of Faculty Development, Moraga, 2013.

"From Famine to Foodies,: Pre-Conference Seminar, Annual Conference of the National Communication Association, Orlando, 2012.

"COMMunity Connections in the Classroom and Beyond: Service-Learning for the Advanced Practitioner," Short Course, Annual Conference of the National Communication Association, Orlando, 2012.

"Celebrating and Engaging Community in the Basic Course: Approaches to Teaching in the Communication Aage," Short Course, Annual Conference of the National Communication Association, Orlando, 2012.

"Modern Teaching Using Social Media," Short Course, Annual Conference of the National Communication Association, Orlando, 2012.

Rummery Retreat, Office of Mission, Saint Mary's College, Moraga, 2012.

Workshop for Integrating Sustainability in Education, The Association for the Advancement of Sustainability in Higher Education, San Diego, 2012.

Mobile Computing Workshop, Faculty Technology Group, Saint Mary's, Moraga, 2012.

Member, Engaged Faculty Cohort, Catholic Institute for Lasallian Social Action, Saint Mary's, Moraga, 2010-2011.